Legg Mason Partners Income Trust
Legg Mason Western Asset Corporate Bond Fund
Sub-item 77M



LEGG MASON WESTERN ASSET CORPORATE BOND FUND a series of LEGG MASON PARTNERS INCOME TRUST

        The Legg Mason Western Asset Corporate
Bond Fund (formerly the Legg Mason Partners
Corporate Bond Fund), pursuant to the Agreement and Plan of Reorganization approved by the Board of Trustees and shareholders of the Legg
Mason Investment Grade Income Portfolio (the
Acquired Fund), acquired the assets of the Acquired Fund, in exchange for the assumption of all of the liabilities of the Acquired Fund, effective July 10, 2009.